Filed by American Homes 4 Rent
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: American Homes 4 Rent
Commission File No.: 001-36013

American Homes 4 Rent

American Residential Properties Merger Conference Call

December 3, 2015

C O R P O R A T E   P A R T I C I P A N T S

Sara H. Vogt-Lowell, Chief Legal Officer, American Homes 4 Rent

David P. Singelyn, Chief Executive Officer, American Homes 4 Rent

Stephen G. Schmitz, Chief Executive Officer and Chairman of the Board, American Residential Properties

P R E S E N T A T I O N

Operator:

Greetings and welcome to the American Homes 4 Rent and American Residential Properties merger conference call.  At this time, all participants are in a listen-only mode.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host Sara Vogt-Lowell, Chief Legal Officer for American Homes 4 Rent.  Thank you.  You may begin.

Sara H. Vogt-Lowell:

Good morning and welcome to the conference call to discuss the combination of American Homes 4 Rent and American Residential Properties, which was announced earlier this morning.  At the outset, I need to advise you that this call may include forward-looking statements.  All statements other than statements of historical fact included in this conference call are forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected in these statements.  For more information, please refer to the Forward-Looking Statements section of the joint press release issued by the companies announcing the transaction.

All forward-looking statements speak only as of today, December 3td, 2015.  We assume no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

In addition, we have posted an Investor Presentation on both company websites, www.americanhomes4rent.com, and www.amresprops.com, with further details regarding this transaction.  Also, as we will not be taking questions today, we will be posting a comprehensive question and answer document on both company websites, which should answer many of the questions that you may have.

We intend to file a registration statement that will include our prospectus and a proxy statement of American Residential Properties covering this transaction in the near future, and we urge all stockholders to carefully read it and any other relevant information that either company may file with the SEC.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Now, I will turn the call over to Dave Singelyn, Chief Executive Officer of American Homes 4 Rent.

David P. Singelyn:

Good morning.  Thank you for joining us today to discuss our announcement of the merger between American Homes 4 Rent and American Residential Properties.  I am here with Steve Smith, ARP’s Chief Executive Officer, and Laurie Hawk, President and Chief Operating Officer, Co-founders of American Residential Properties, and we want to extend our thanks to all of you for taking the time to join us today.

Let me begin by outlining the strategic rationale for this transaction.  First, the merger between American Homes and American Residential Properties will further enhance our position as the largest publicly-traded owner/operator of single family rental homes in the country.  As I have said many times over the past several years, there is simply no way to effectively operate in this business without scale and the combined entity will have a total equity market capitalization of approximately $5.5 billion and own more than 47,000 homes in 22 states.

Second, the portfolios of the two companies are strategically aligned, providing increased density in many of our target markets.  This allows us to overlay many of the ARP homes directly onto our operating platform.

Third, this transaction is accretive to shareholders.  We expect that we can achieve savings of about 80% of ARP’s G&A and further believe we can capture operating cost efficiencies within many levels of our management, leasing, maintenance and operational functions to apply our higher operating margins to the ARP portfolio with potential for further enhancements in the future.

Finally, this transaction is financed with a significant component of equity and results in a combined pro forma balance sheet that remains within our communicated leverage target and with adequat4e capacity and flexibility to achieve our ongoing strategic objective.

I will provide further details on each of these strategic benefits later in the call, but at this time I would like to turn the call over to Steve Schmitz, American Residential Properties’ Chairman and Chief Executive Officer.

Stephen G. Schmitz:

Thank you Dave, and thanks everyone for joining our call today.  This is a very exciting day for American Residential Properties.  Over the past year, our Management and Board have explored many options to deliver returns to our stockholders and we believe this is the best transaction to achieve that goal.  Over the past two years we’ve grown our portfolio strategically and we’ve built an internal operating and management platform to drive growth and solid operating performance.

To echo Dave, scale is key to operating efficiently in this industry and the chance to align our portfolio with AMH’s portfolio and our best-in-class operating platforms gives our stockholders immediate and compelling benefits of scale.

Beginning as pioneers in the single family housing sector in 2008, we developed acquisition models and algorithms, we established credit standards and we set leasing and pricing models, developed IT processes and we created property management procedures and standards.  As a new sector for institutional investors, there were no road maps.  We grew ARP rapidly in multiple markets in 12 states.  We realized early on that scale would allow us to service properties more efficiently and cost effectively.  Moreover, we acknowledge that efficiencies and economies of scale would enure to the benefit of our stockholders.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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As friendly competitors, we have watched Dave and his organization grow and develop market-leading processes and systems, design and implement new operating methodologies and achieve sector-leading results.  On behalf of the Board and Management team, we are pleased that ARP stockholders can benefit from these operational accomplishments, providing compelling and immediate value.

As a combined entity, I am confident that we will be well positioned to achieve even better performance and results down the road.  Speaking for Laurie and I and the entire ARP team, I look forward to working with Dave and his team to achieve a seamless integration as we combine with the premier owner/operator of single family rental homes in the US.

Now I’d like to turn the call back to Dave.

David P. Singelyn:

Thank you, Steve.  Moving on, let me summarize the important details of the merger.  American Residential Properties will merge into American Homes 4 Rent in a tax-free exchange.  ARP stockholders will receive 1.135 American Homes 4 Rent shares for each share of ARP.  The exchange rate is fixed.  On a pro forma basis, the combined entity will have an aggregate real estate cost basis over $8 billion and an estimated total equity market value of approximately $5.5 billion.  ARP shareholders will own approximately 13% of the combined company which will continue to trade with the ticker AMH.

American Homes 4 Rent senior executives will retain their roles and responsibilities.  Steve and Laurie will remain with ARP through the completion of the merger.  Upon closing, AMH’s Board of Trustee’s will expand by one seat with an additional independent Trustee to be designated by ARP.

We expect to achieve meaningful accretion for shareholders through a combination of G&A savings and enhanced efficiencies within our operational platform.  With regard to corporate overhead, we believe can achieve savings of about 80% of ARP’s annual G&A.  As for operational cost savings, I will provide some color and metrics later on this call to help you think about the opportunity we have.

Finally, we anticipate this merger will close in the first half of 2016.  The merger is contingent upon approval of American Residential Properties’ stockholders.  Steve and Laurie have pledged to vote their shares in favor of the merger.

Now let me provide more details around the opportunity we have to combine these two platforms to achieve the significant benefits I summarized earlier.  Let’s begin with the strategic benefits we expect to capture through scale and portfolio alignment.

This combination brings together two of the largest operating platforms of single family rental homes, further establishing our position as the largest publicly-traded company in the industry.  Combined we have over 47,000 homes, more than 45,000 of which are stabilized homes with a total portfolio lease percentage of 93.1% and an average monthly rent of more than $1400 per home.  This remains an extremely fragmented business with only a handful of operators with more than 5000 units.  We have demonstrated the powers of scale and this combination provides even further opportunity to drive cost efficiency and capture market leading margin.

The portfolios are complementary, both in terms of market composition and also in terms of neighborhood concentration within markets and submarkets.  On a combined basis, our top five markets will be Dallas/Fort Worth, Indianapolis, Atlanta, Charlotte, and the Greater Chicago MSA.  We will now own more than 2000 homes in eight markets and more than 1000 homes in another nine markets.  As I have noted on recent earnings calls, the opportunity to grow efficiently within our markets has slowed and this merger adds meaningfully to our scale at an attractive cost per home.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Within markets, let me use a couple of examples to highlight the opportunity we have.  In Dallas/Fort Worth, ARP adds about 1100 homes to our portfolio and many of these homes are located within markets in which we already operate.  In Atlanta, our portfolio is increased by more than 1000 homes and in Phoenix where we already own about 1600 homes, ARP adds more than 1300 homes to our portfolio.

In our presentation deck we have included maps of our homes and ARP homes and you can see how well aligned we are.  What this means is that with the combination of our two portfolios we can overlay ARP’s revenue onto our operating platform.

We will add some personnel to some of our leasing, maintenance and management functions at the local levels within our organization, but our platform is largely built out to handle most of the mid-level and senior team responsibilities.

We began American Homes 4 Rent with the goal of becoming America’s premier owner/operator of single family rental homes.  We raised and deployed capital in an extremely attractive time in the housing cycle which allowed us to grow quickly and at extremely attractive prices.  Scale was gold, both nationally and within selected markets, and we focused our growth on key target markets where we identified the right combination of size, demographics and neighborhood compositions to build a brand and achieve sustainable operating results.  When we internalized our property management and operations in 2014, it was with a goal to create a single platform over which we could establish best practices with regard to leasing, maintenance, capital improvements, turnover and ultimately lower our costs to operate and maintain our homes and drive sustainable sector-leading margins.

These achievements would not have been possible without innovation and hard work.  They require development of new systems and practices and demand constant review and enhancements as we learn and grow, and while this is still a work-in-process, we continue—we believe we are uniquely positioned in the industry to prove that the single family rental business can and will evolve into a professionally managed and institutionally owned sector within the real estate asset class.

Over the next several months, we will be working diligently with ARP to complete this merger seamlessly and hit the ground running in 2016.  Throughout this process we will keep you updated as necessarily through filings and various other documents to assist you in reviewing this merger.  While we will not be taking any questions today, we will prepare a comprehensive Q&A document which will be available on our website and should answer many of the questions you might have at this time.  It is our intention to update this document as appropriate as we move forward.

That concludes our prepared remarks.  I thank you again for joining us and have a good day.

Operator:

Ladies and gentlemen, this does conclude today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation and have a wonderful day.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com